SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated September 28, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI joins Microsoft migration alliance

Toronto, Ontario, September 28, 2004 – CGI Group Inc. has entered into an alliance agreement with Microsoft Corporation, to assist new and existing clients migrate key business applications away from costly legacy and proprietary host-based mainframe systems. The “Microsoft Mainframe Alliance” has been formed to facilitate moving these clients to more modern Intel architecture and Windows Server Systems platform.

CGI has joined Microsoft in this initiative seeking to provide clients with solutions that will preserve their investment in key business applications and at the same time reduce operating costs and facilitate integration to new web based technologies.

The “Open Data Centre” initiative will utilize CGI’s proven tools and methodologies to port client mainframe applications to the Wintel platform. CGI will also offer this solution as a managed service.

“The natural evolution of technology has lead to the feasibility of migrating customer workloads that were previously best suited to be hosted in a mainframe environment to lower cost, commodity based platforms with minimal reworking of the original application, said Ross Button, vice president, emerging technologies for CGI. “We recognized this evolution and have taken steps with IT industry partners to better assist their customers to assess and, if appropriate, undertake Mainframe Migration initiatives.”

“CGI is one of our key enterprise partners in this alliance,” said Spyros Sakellariadis, mainframe migration initiative project manager for Microsoft Corp. “As a seasoned integrator with .NET experience, CGI delivers real results to their customers, helping them extract maximum value from current IT assets while also taking advantage of the more cost-effective Windows solutions.”

The benefits to new and existing CGI clients will include:

•	reducing the total cost of ownership (TCO) by porting applications to modern platforms that offer significantly lower hardware maintenance and software licensing costs;
•	moving the application to open technologies that will provide a more efficient development environment for future application enhancement as well as the introduction of web services,
•	enabling the client to eliminate business and licensing models that do not keep up with today’s migration options and;
•	proactively addressing critical staffing issues such as the declining number of professionals with proficient mainframe skills, the limited number of training programs to teach these skills and, as a result, the added cost burden organizations bear to conduct mainframe training in house.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at June 30, 2004, CGI’s order backlog was CDN$13.2 billion (US$9.8 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI
Investor relations

Jane Watson, vice-president, investor relations, (312) 201-4803
Ronald White, director, investor relations, (514) 841-3230

Media relations
Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: September 29, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary